                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                   FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
  SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 1995


                                       OR

[] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


For the transaction period from __to

Commission File Number  1-11141
                       --------


                       HEALTH MANAGEMENT ASSOCIATES, INC.
                            RETIREMENT SAVINGS PLAN

                            (Full title of the plan)



                       HEALTH MANAGEMENT ASSOCIATES, INC.
                       5811 PELICAN BAY BLVD., SUITE 500
                             NAPLES, FLORIDA  34108

             (Name of issuer of the securities held pursuant to the
              plan and address of its principal executive office)

                              Financial Statements
                           and Supplemental Schedules

                       Health Management Associates, Inc.
                            Retirement Savings Plan

                  Years ended December 31, 1995, 1994 and 1993
                      with Report of Independent Auditors

           Health Management Associates, Inc. Retirement Savings Plan

                              Financial Statements
                           and Supplemental Schedules

                  Years ended December 31, 1995, 1994 and 1993



                                    CONTENTS


Report of Independent Auditors......................................... 1

Financial Statements

Statements of Net Assets Available for Benefits........................ 3
Statements of Changes in Net Assets Available for Benefits............. 4
Notes to Financial Statements.......................................... 5


Supplemental Schedules

Schedule I - Schedule of Assets Held for Investment Purposes........... 14
Schedule II - Schedule of Reportable Transactions...................... 15


A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions which were prohibited by ERISA
Section 406 or for which there is not a statutory or administrative exemption.

                         Report of Independent Auditors

The Plan Sponsor
Health Management Associates, Inc. Retirement Savings Plan

We were engaged to audit the accompanying statements of net assets available for benefits of the Health Management Associates, Inc. Retirement Savings Plan ("the Plan"), as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1995. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1995 and schedule of reportable transactions for the year ended December 31, 1995, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1995 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1995 financial statements taken as a whole.



                                      ERNST & YOUNG LLP

May 24, 1996

           Health Management Associates, Inc. Retirement Savings Plan

                Statements of Net Assets Available for Benefits


                                              DECEMBER 31
                                           1995         1994
                                      --------------------------

ASSETS
Cash                                    $    14,528  $    11,565
Investments                              32,205,707   19,177,836
Receivables:
  Sponsor's contributions                   387,927      375,759
  Participants' contributions               476,290      476,491
                                      --------------------------
                                            864,217      852,250
                                      --------------------------
Total assets                             33,084,452   20,041,651

LIABILITIES
Benefits payable                                 --        1,147
                                      --------------------------
Total liabilities                                --        1,147
                                      --------------------------
Net assets available for benefits       $33,084,452  $20,040,504
                                      ==========================

See accompanying notes.

           Health Management Associates, Inc. Retirement Savings Plan

           Statements of Changes in Net Assets Available for Benefits


                                                  YEARS ENDED DECEMBER 31
                                              1995          1994          1993
                                        -----------------------------------------
 Investment income:
 Net realized and unrealized
  gains on investments                    $ 7,120,489   $ 1,518,753   $ 2,016,276
 Interest and dividends                       101,013        58,632        93,387
                                        -----------------------------------------
                                            7,221,502     1,577,385     2,109,663

Contributions:
 Participants                               5,893,641     4,492,168     3,877,961
 Sponsor                                    1,718,236     1,203,519     1,290,065
                                        -----------------------------------------
                                            7,611,877     5,695,687     5,168,026

Benefit payments                           (1,783,496)   (1,797,576)     (974,950)
Plan expenses                                  (5,935)       (6,403)      (17,954)
                                        -----------------------------------------
Increase in net assets
 available for benefits                    13,043,948     5,469,093     6,284,785

Net assets available for
 benefits at beginning of year             20,040,504    14,571,411     8,286,626
                                        -----------------------------------------
Net assets available for
 benefits at end of year                  $33,084,452   $20,040,504   $14,571,411
                                        =========================================

See accompanying notes.

           Health Management Associates, Inc. Retirement Savings Plan

                         Notes to Financial Statements

                               December 31, 1995


1. DESCRIPTION OF THE PLAN

The following description of the Health Management Associates, Inc. Retirement Savings Plan (the Plan) provides only general information. For further description of the Plan, reference is made to the Summary Plan Description provided to all members.

GENERAL

The Plan's sponsor is Health Management Associates, Inc. (the Sponsor). The effective date of the Plan is October 1, 1990 (date of inception).

The Plan is intended to qualify as a salary reduction plan under Section 401(k) and as a qualified defined contribution plan under Section 401(a) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All eligible employees, as defined, who have attained the age of twenty-one (21) and completed one (1) year of service may elect to participate in the Plan, provided that such employee is not a person covered under a collective bargaining agreement under which retirement benefits have been the subject of good faith bargaining or are participants in any other qualified plan maintained by the Sponsor.

Effective July 1, 1993, the Plan was amended and restated by adopting the NationsBank Defined Contribution Master Plan. The investment program was converted to the Daily Choice Investment Program and the Plan's trustee was changed from NationsBank of Florida to NationsBank of Georgia, N.A. (the Trustee).

CONTRIBUTIONS

Each year, participants may elect to defer from 1% to 16% of compensation received during the plan year. The Sponsor may make discretionary matching contributions equal to a percentage of each participants' deferred compensation. In applying such matching percentage, only salary reductions up to 6% of total compensation shall be considered.

          Health Management Associates, Inc., Retirement Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS (CONTINUED)

In addition, the Sponsor, at the sole discretion of its Board of Directors, may make an additional annual contribution to the Plan. The Sponsor match is in the form of Sponsor securities, with the exception of designated hospital subsidiaries which receive the Sponsor match in cash. The Sponsor match in Sponsor securities is not subject to participant direction. During the year ended December 31, 1995 and 1994, additional contributions of approximately $264,000 and $507,000, respectively, were made to the Plan.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct participant contributions in 1% increments to any of four investment options.

  EQUITY OPTION - Funds are invested in units of participation in a pooled fund that invests in common stocks. (Nations Capital Growth Fund).

  FIXED OPTION - Funds are invested in units of participation in a pooled fund that invests in investment contracts, commercial paper, and other fixed income securities. (NationsBank Stable Capital Fund).

  BALANCED OPTION - Funds are invested in units of participation in a pooled fund that invests in common stock and U.S. Treasury and other fixed income securities. (Nations Balanced Assets Fund).

  STOCK OPTION - Funds are invested in units of participation in a Qualifying Employer Securities Fund that invests mainly in Sponsor securities. The Stock Fund was established in December 31, 1990. However, no participant election was available with respect to this fund until July 1, 1993. (Health Management Associates, Inc. Common Stock).

          Health Management Associates, Inc., Retirement Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS (CONTINUED)

Participants may change their investment options daily.

A Nations Treasury Fund was established July 1, 1993 to invest forfeitures primarily in U.S. Treasury Obligations and repurchase agreements secured by such obligations. No participant election is available with respect to this fund.

PARTICIPANTS' ACCOUNTS

An individual account is maintained for each participant based on the value of the investment option(s) elected by the participant. The participants' account balances can be adjusted daily for all activity utilizing the Daily Choice Investment Program.

WITHDRAWALS AND PAYMENTS OF BENEFITS

Upon retirement or death, the total vested value of a participant's account is distributed to the participant or the beneficiary in cash unless the participant or the beneficiary elects certain other forms of distribution available under the Plan.

A participant is only entitled to make a withdrawal from his or her account prior to separation from service if the participant qualifies for a hardship withdrawal. If a participant separates from service before vesting, the portion of the account attributable to Sponsor contributions is not forfeited until the participant incurs a five-year break in service.

Forfeited balances of terminated participants' nonvested accounts are used to reduce future Sponsor contributions. There were no significant forfeitures during the years ended December 31, 1995, 1994 and 1993.

          Health Management Associates, Inc., Retirement Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants become one hundred percent (100%) vested in the remainder of their accounts upon the occurrence of any of the following events:

     (a) The participant dies while still in service as an employee;

     (b) The participant becomes totally and permanently disabled while still in service as an employee; or

     (c) The Plan is terminated by the Sponsor.

In other cases, a gradual vesting scale applies, with one hundred percent (100%) vesting upon reaching seven (7) years of vesting service. A plan year during which an employee works for at least one thousand (1,000) hours is counted for vesting service.

TERMINATION OF THE PLAN

While the Sponsor has not expressed any intent to discontinue the Plan, the Plan may be terminated for any reason at any time.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the NationsBank Stable Capital Fund are included in the statements of net assets available for benefits at fair value (redemption price) as established by the Trustee. The fair values of investments in the Nations Capital Growth Fund, the Health Management Associates, Inc. Common Stock Fund, the Nations Balanced Assets Fund and the Nations Treasury Fund are based upon quoted closing prices on national stock exchanges.

          Health Management Associates, Inc., Retirement Savings Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONTRIBUTIONS

Contributions from participants are recorded when payroll deductions are made. Sponsor contributions accrue to the Plan at the payroll deduction dates. Such amounts are remitted monthly to the Trustee for investment based on the investment options designated by the Plan's participants.

Discretionary Sponsor contributions accrue to the Plan when declared and are remitted prior to the date the Sponsor files its federal income tax return for the corresponding fiscal year.

INVESTMENT INCOME

All interest and dividend income is recorded on an accrual basis. Upon conversion to the Daily Choice Investment Program, investment income is added daily to the fund and income, excluding dividend distributions, for all funds except the Treasury Fund is presented as investment appreciation.

FORM 5500

Differences between the information contained in the Form 5500 and these financial statements for the year ended December 31, 1994 related to contributions received by the Plan in 1994 which were accrued as of December 31, 1993 in these financial statements. There are no differences between the Form 5500 and the financial statements for the year ended December 31, 1995.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

          Health Management Associates, Inc., Retirement Savings Plan

3. INVESTMENTS

The investments of the Plan are held in trust under an agreement with the Trustee. The following table presents the market values of those investments individually representing 5% or more of Plan assets at December 31, 1995 and 1994.

                                             1995         1994
                                        --------------------------

 NationsBank Stable Capital Fund          $ 7,427,382  $ 6,306,051

 Nations Capital Growth Fund                6,522,576    4,154,909

 Nations Balanced Assets Fund               2,187,275    1,061,624

 Health Management Associates, Inc.
  Common Stock                             15,745,127    7,544,468

 Nations Treasury Fund                        323,347      110,784
                                        --------------------------
                                          $32,205,707  $19,177,836
                                        ==========================

          Health Management Associates, Inc., Retirement Savings Plan

3. INVESTMENTS (CONTINUED)

During the years ended December 31, 1995, 1994 and 1993, the changes in net assets available for benefits by investment option and unallocated cash were as follows:

                                         EQUITY         FIXED                    BALANCED      TREASURY
                                         OPTION        OPTION     STOCK OPTION    OPTION         FUND         TOTAL
                                   -----------------------------------------------------------------------------------
Net assets available for
 benefits at December 31, 1992          $2,270,750   $4,346,169     $1,669,707   $      -   $           -  $ 8,286,626
  Net realized and
   unrealized gains on
   investments                             234,621      100,543      1,677,503      3,609               -    2,016,276
  Interest and dividend
   income                                   23,698       65,436            626      3,098             529       93,387
  Contributions:
   Participants                          1,473,077    1,640,346        303,267    461,271               -    3,877,961
   Sponsor                                   1,438        6,923      1,280,206      1,498               -    1,290,065
  Benefit payments                        (235,385)    (568,831)      (164,045)    (6,689)              -     (974,950)
  Plan expenses                             (1,068)      (8,641)        (8,087)      (158)              -      (17,954)
  Fund Transfers                           (14,457)     (55,008)       (74,573)     9,791         134,247            -
                                   -----------------------------------------------------------------------------------
Net assets available for
 benefits at December 31, 1993           3,752,674    5,526,937      4,684,604    472,420         134,776   14,571,411

           Health Management Associates, Inc. Retirement Savings Plan


                3. INVESTMENTS (CONTINUED)

                                  EQUITY         FIXED                      BALANCED    TREASURY
                                  OPTION         OPTION     STOCK OPTION     OPTION       FUND           CASH       TOTAL
                                 ------------------------------------------------------------------------------------------

Net assets available for
 benefits at December 31, 1993    3,752,674    5,526,937      4,684,604      472,420         134,776         -   14,571,411
  Net realized and
   unrealized gains
   (losses) on investments          (88,423)     270,736      1,376,458      (40,018)              -         -    1,518,753
  Interest and dividend
   income                            34,572            -              -       19,233           4,827         -       58,632
  Contributions:
   Participants                   1,390,222    1,400,551        893,236      808,159               -         -    4,492,168
   Sponsor                            9,296       16,689      1,174,436        3,098               -         -    1,203,519
  Benefit payments                 (475,816)    (662,529)      (575,811)     (83,420)              -         -   (1,797,576)
  Plan expenses                        (605)      (2,806)        (2,792)        (200)              -         -       (6,403)
  Fund Transfers                   (313,532)     (96,963)       459,629      (31,880)        (28,819)   11,565            -
                                 ------------------------------------------------------------------------------------------
Net assets available
 for benefits at
 December 31, 1994                4,308,388    6,452,615      8,009,760    1,147,392         110,784    11,565   20,040,504
  Net realized and
   unrealized gains on
   investments                    1,284,207      392,779      5,124,855      318,648               -         -    7,120,489
  Interest and dividend
   income                            35,559            -              -       54,750          10,704         -      101,013
  Contributions:
   Participants                   1,696,248    1,540,662      1,826,958      829,773               -         -    5,893,641
   Sponsor                            9,842       20,431      1,684,819        3,144               -         -    1,718,236
  Benefit payments                 (346,347)    (652,087)      (685,954)     (99,108)              -         -   (1,783,496)
  Plan expenses                        (589)      (2,953)        (2,059)        (334)              -         -       (5,935)
  Fund Transfers                   (320,880)    (195,400)       311,777         (321)        201,861     2,963            -
                                 ------------------------------------------------------------------------------------------
Net assets available for
 benefits at December 31, 1995   $6,666,428   $7,556,047    $16,270,156   $2,253,944        $323,349   $14,528  $33,084,452
                                ===============================================================================================

          Health Management Associates, Inc., Retirement Savings Plan

4. INCOME TAX STATUS

The Plan has obtained a favorable determination letter as to the tax exempt status of the Plan from the Internal Revenue Service. The Plan's sponsor is not aware of any action or event that has occurred which might affect the Plan's qualified status.

5. PLAN EXPENSES

Pursuant to the provisions of the Plan, all expenses incurred in administering the Plan are paid out of assets of the Plan unless paid or provided for by the Sponsor.

6. BENEFITS PAYABLE

Amounts allocated to withdrawn participants approximated $1,386,000 and $753,000 at December 31, 1995 and 1994, respectively.

7. RELATED PARTY TRANSACTIONS

The Stock Fund held investments in Sponsor securities with a market value of $15,745,127 and $7,544,468 as of December 31, 1995 and 1994, respectively.

                                                                      Schedule I


           Health Management Associates, Inc. Retirement Savings Plan

                Schedule of Assets Held for Investment Purposes

                               December 31, 1995


                                                                    MARKET
              DESCRIPTION                  UNITS      COST          VALUE
- ----------------------------------------------------------------------------

Health Management Associates, Inc.
 Common Stock                             614,842  $ 8,261,153   $15,745,127

NationsBank Stable Capital Fund - Fixed   628,193    6,775,899     7,427,382

Nations Capital Growth Fund - Equity      507,199    5,879,746     6,522,576

Nations Balanced Assets Fund              192,711    2,157,099     2,187,275

Nations Treasury Fund                     323,347      323,347       323,347
                                                 ---------------------------
                                                   $23,397,244   $32,205,707
                                                 ===========================

                                                                     Schedule II

           Health Management Associates, Inc. Retirement Savings Plan

                      Schedule of Reportable Transactions

                          Year ended December 31, 1995


                                                                                                   CURRENT VALUE
                               NUMBER OF          PURCHASE                                           AT DATE OF
    DESCRIPTION OF ASSET     TRANSACTIONS          PRICE     SELLING PRICE     COST OF ASSET        TRANSACTION       Net Gain
- ------------------------------------------------------------------------------------------------------------------------------------


CATEGORY (III) - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS.
EQUITY FUND
Nations Capital
 Growth Fund                    85           $2,530,989       $          -      $2,530,989           $2,530,989      $        -

Nations Balanced
 Assets Fund                    66            1,340,545                  -       1,340,545            1,340,545               -

STOCK FUND
Health Management
 Associates, Inc.
 Common Stock                  131            4,325,475                  -       4,325,475            4,325,475               -

Health Management
 Associates, Inc.              182                    -           1,249,675      1,006,806            1,249,675         242,869
 Common Stock

FIXED FUND
NationsBank                     64            1,820,009                   -      1,820,009            1,820,009               -
 Stable Capital
 Fund
NationsBank                    201                    -           1,091,428      1,057,949            1,091,428          33,479
 Stable Capital
 Fund

THERE WERE NO CATEGORY (I) - INDIVIDUAL TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS, CATEGORY (II) - SERIES OF TRANSACTIONS OTHER THAN SECURITIES TRANSACTIONS OR CATEGORY (IV) - OTHER TRANSACTIONS DURING THE YEAR ENDED DECEMBER 31, 1995.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, Health Management Associates, inc. As Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



                      Health Management Associates, Inc.,
                              AS ADMINISTRATOR OF
                       Health Management Associates, Inc.
                            Retirement Savings Plan



Date:  June 21, 1996                  By:   /s/ Robert E. Farnham
                                            -------------------------
                                            Robert E. Farnham
                                            Vice President
                                            Corporate Controller

                               INDEX TO EXHIBITS



(23) Consents of experts and counsel

     Consent of Ernst & Young is included as Exhibit 23.1, at page 21 of this Report.